Exhibit (a)(9)




               GN GREAT NORDIC COMPLETES TENDER OFFER FOR RESOUND
                                   CORPORATION

     New York, NY, June 14, 1999 -- GN Great Nordic today announced that it has successfully completed its tender offer to purchase all of the outstanding shares of ReSound Corporation (Nasdaq: RSND) for $8.00 per share. The tender offer expired at 12:00 midnight, New York City time, on Friday, June 11, 1999.

     Based on a preliminary count, approximately 92.1% of the outstanding shares of ReSound were tendered. GN Great Nordic has accepted for purchase all of these shares. Payment for shares accepted for purchase in the tender offer will be made promptly.

     GN Great Nordic expects to merge ReSound with a subsidiary of GN Great Nordic in early July. As a result of the merger, the shares of ReSound that were not tendered in the tender offer will be converted into the right to receive $8.00 per share in cash and ReSound will become an indirect wholly-owned subsidiary of GN Great Nordic.